

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2016

Hal Turner
Principal Executive Officer
Elephant Talk Communications Corp.
100 Park Avenue
New York NY, 10017

     Re: Elephant Talk Communications Corp
              Registration Statement on Form S-3
              Filed September 9, 2016
              File No. 333-213575

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Explanatory Note

1.   We note that your registration statement contains two prospectuses. Please revise to more clearly indicate which sections, including page numbers, in the first prospectus are included in the second prospectus. Also, please revise to include a table of contents for the Secondary Offering Prospectus.

Exhibits and Financial Statement Schedules, page II-2

2.   Your Secondary Offering Prospectus is seeking to register the resale of shares of common stock issued or issuable upon conversion or exercise of securities issued in an unregistered offering reported in your Form 8-K filed on December 24, 2016. Accordingly, please file as exhibits to your registration statement, via incorporation by reference from the Form 8-K or otherwise, the forms of warrant, subscription agreement, and 9% unsecured subordinated convertible promissory note entered into in connection with the unregistered offering.

Incorporation of Documents by Reference, page 24

3.   Please revise your filing to ensure that it specifically incorporates by reference all documents required to be incorporated by Item 12(a)(2) of Form S-3. In this regard, we note that you have not incorporated by reference the Forms 8-K filed after your 2015 fiscal year end but before your 2015 Form 10-Kwas filed on March 30, 2016. Please also update this section to include the appropriate Exchange Act reports that you have filed on or since the date of filing of the registration statement. You may also wish to revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. For guidance, refer to our Compliance and Disclosure Interpretations - Securities Act Forms Question 123.05, which is available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Derby, Law Clerk, at (202) 551-3334 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Sarah E. Williams, Esq.
        Ellenoff Grossman & Schole LLP